Exhibit 2.2


To:	Alina Limited ("the Purchaser")

From:	DDL Europe Limited ("the Vendor")

								21st March 2003


Dear Sirs

Re:	SMTEK Europe Limited ("the Company")

(1)	INTERPRETATION

(a)	This letter, together with the Schedules hereto constitutes the
Disclosure Letter as referred to in Clause 1 (Interpretation) and clause 7 (Warranties) of the agreement (the "Agreement") proposed to be entered into today between (1) the Vendor (2) the Purchaser and (3) SMTEK International Inc. relating to the sale and purchase of the entire issued share capital of the Company.

(b)	Unless otherwise defined herein, or unless the context otherwise requires, words and expressions used in this Disclosure Letter shall bear the same meanings as are assigned to them in the Agreement and subject thereto the provisions of Clause 1 (Interpretation) of the Agreement shall apply to this Disclosure Letter, mutatis mutandis, as they apply to the Agreement.

(c)	Where documents or matters are mentioned in any of the Schedules hereto by way of specific disclosure in relation to specific warranties same are so mentioned in this manner for ease of reference only. All disclosures shall be deemed to be made for all purposes of the Warranties to which they apply and not merely in relation to any Warranty specifically referred to.

(d) Neither this Disclosure Letter nor any disclosure made in or by virtue of it shall constitute or imply any representation, warranty, assurance or undertaking by the Warrantors or the Company or any of them not expressly set out in the Agreement and neither this Disclosure Letter nor any such disclosure shall have the effect of, or be construed as, adding to or extending the scope of any of the Warranties.


(2) DISCLOSURES
The Purchaser acknowledges and agrees that the Warranties are given subject to all facts and matters fairly disclosed in or by virtue of this Disclosure Letter.

(3)	GENERAL DISCLOSURES

This Disclosure Letter shall be deemed to include, and there are hereby incorporated into it by reference and generally disclosed the following whether or not same have been considered or inspected by the Purchaser:

(a) All information contained in the items listed in Schedule 1;

(b)	All matters contained in the Agreement and any documents in, or expressed in the Agreement to be in agreed form or agreed terms (whether or not the same are in fact signed by or on behalf of the parties for identification);

(c)	All information appearing on the Company File of the Company and the
Vendor held at Companies Registry, Belfast 2 days before the date of this Disclosure Letter;

(d) All information available from searches of the Chancery Office and the Bankruptcy Office of the High Court of Justice in Northern Ireland and the Enforcement of Judgements Office in respect of the Company and the Vendor 2 days before the date of this Disclosure Letter; and

(e) Save in respect of Warranties 2.1, 2.2, 2.3, 2.4, 2.8(B), 2.9(D) and 2.10, all information actually known or which ought reasonably to be known by the Continuing Director (save for any information withheld from the Continuing Director by the Vendor or any member of the Vendor's Group) as a result of his involvement in the business of the Company on or prior to Completion.


(4)	SPECIFIC DISCLOSURES

Without prejudice to the generality of the foregoing disclosures the matters set out in Schedule 2 hereto are disclosed.

(5)	ACKNOWLEDGEMENT

Signature by you of the enclosed copy of this letter constitutes an acknowledgement of receipt of this Disclosure Letter (including the Schedules) and your acceptance of its terms. Please sign and return the enclosed copy of this letter.

Yours faithfully

Signed by
For and on behalf of the Vendor

_KIRK WALDRON____________________________________





I acknowledge receipt of the Disclosure Letter (including the Schedules thereto) a copy of which is set out above and of copies of the documents specified in the Schedules, and accept the terms thereof.


___KIERAN LEONARD_________________________________
for and on behalf of the Purchaser